UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 26, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

December 26, 2013

To whom it may concern

Company Name: Mizuho Financial Group, Inc.

Representative: Yasuhiro Sato, Group CEO

Address: 1–5-5, Otemachi, Chiyoda–ku, Tokyo

Security Code: 8411 (Tokyo Stock Exchange 1st Section)

Company Name: Mizuho Bank, Ltd.

Representative: Yasuhiro Sato, President & CEO

Address: 1-3-3, Marunouchi, Chiyoda-ku, Tokyo

Measures for the Enhancement of Group Governance

Mizuho Financial Group, Inc. (Group CEO: Yasuhiro Sato) (“FG” or “the Company”) and Mizuho Bank, Ltd. (President & CEO: Yasuhiro Sato) (“BK” or “the Bank”) today received a administrative order by the Japanese Financial Services Agency pursuant to article 52-33, paragraph 1 and article 26, paragraph 1 of the Banking Act. We gravely accept and regret such order and would like to take this opportunity to express our most sincere apologies to our valued customers and other stakeholders for the inconvenience that we have caused.

As set forth in the “One MIZUHO New Frontier Plan - Stepping up to the Next Challenge,” dated February 26, 2013, Mizuho Financial Group (“Mizuho”) aims to strengthen group governance and improve group management efficiency as well as advance Mizuho’s business model towards the new frontier of finance through the transition to the single bank and single securities structure, transformation into the new group capital structure and group management structure and implementation of various measures such as the enhancement of group governance which supports unified group strategies. In order to fulfill our social responsibilities as a member of the global financial community, we have made decisions as set forth below in relation to establishing a strong governance system and strengthening our crisis management capabilities, with an aim to further strengthen our group governance and to further facilitate the progress of our business model.

We steadily implement the business improvement plan that has been submitted to the Japanese Financial Services Agency on October 28, 2013 based on the business improvement order (No. 2094) received on September 27, 2013, and will consider implementation of additional measures based on the administrative order received today.

1.	Establishment of a strong governance system

We have decided basic policies for the establishment of a strong governance system, including the transformation into a “Company with Committees” as defined in the Companies Act and additional appointment of external directors, and have decided to conduct necessary studies and preparations in order to actively internalize a global and advanced governance framework that anticipates the trends of laws and regulations surrounding corporate governance and principles of the regulations of the Basel Committee on Banking Supervision.

2.	Strengthening crisis management capabilities

In addition to strengthening the ability to respond to emergency situations or events of emergency, we will establish designated organizations responsible for crisis management at FG and BK in order to improve our ability to detect signs and indicators of crises in advance. We will also improve our crisis management capabilities as a group through involving external experts by establishing a special sub-committee at Business Continuity Management Committee of FG.

Please refer to the attachment for details.

END

Attachment

1.	Establishment of a strong governance system

Mizuho has decided to conduct necessary studies and preparations in relation to the following draft measures for the establishment of a strong governance system based on the following three basic policies: 1) fundamentally strengthen supervisory function of the Board of Directors against the execution (particularly the active use of check-and-balance function by external persons); 2) ensure optimal placement of human resources that support the governance system; and 3) the adoption of a global and advanced governance framework.

We plan to conduct necessary studies and preparations with an aim to execute various measures at FG in April 2014, provided that they will be approved at the general meeting of shareholders, and at BK, Mizuho Trust & Banking Co., Ltd. (“TB”) and Mizuho Securities Co., Ltd. (“SC”) around first half of fiscal year 2014.

(1)	Consideration of the transformation into a Company with Committees (FG)

FG plans to further enhance corporate governance, including strengthening the supervisory function against execution and improving transparency of management processes, and enhance the flexibility of management process by facilitating swifter decision making. It aims to transform into a Company with Committees and will conduct specific studies and preparations accordingly, provided that such plans will be approved at the general meeting of the shareholders.

(2)	Separation of the chairman of the Board of Directors from the general execution of business operations (FG)

In order to clarify the supervisory function of the Board of Directors, FG and BK will consider separating the chairman of the Board of Directors from the general execution of business operations and appointing external directors as the chairman of the Board in principle.

(3)	Additional appointment of external directors (FG, BK, TB and SC)

FG, BK, TB and SC will consider appointing additional external directors with expert knowledge of and experience in corporate governance, compliance with laws and regulations and crisis management and risk management of financial institutions, etc.

(4)	Clarification of the rules concerning directors of the execution line serving concurrent positions (FG, BK, TB and SC)

FG, BK, TB and SC will consider appointing Board of Director and Executive Officer (FG) or Executive Directors (BK, TB and SC) based on areas of responsibilities (Head of Compliance Group, etc.) rather than titles (Deputy President, Managing Executive Officers, etc.).

(5)	Establishment of optional committees, etc. (FG and BK)

FG and BK will consider establishing the following optional committees, etc. (the majority of each committee or meeting’s members will be external directors), as advisory bodies of the Board of Directors.

•	Risk Committee (FG and BK): matters related to general risk management

•	Audit and Compliance Committee (BK): matters related to internal audit and compliance with laws and regulations

•	Human Resources Review Meeting (FG): verification of executive officers and candidates of the Groups’ executive officers with titles, and assessment of executive officers, etc.

We will also establish the External Director Session in order to achieve more effective communication among external directors.

(6)	Establishment of the Board of Directors Office (tentative name) (FG and BK)

FG and BK will consider newly establishing an organization that supports the governance system consisting mainly of external directors.

The structure chart of FG before and after the implementation of various measures set forth in (1), (5) and (6) above will be as follows:

(For illustrative purposes)

2.	Strengthening crisis management capabilities

In addition to strengthening the ability to respond to emergency situations or events of emergency, we will establish systems that will respond appropriately to crises by detecting signs and indicators of crises in advance.

(1)	Establishment of “Crisis Management Department” (FG and BK)

FG and BK have decided to establish “Crisis Management Departments” that will be responsible for responses in the event of emergency and business continuity management within Corporate Planning Divisions of FG and BK (scheduled to be established in January 2014).

The departments will comprehensively handle a series of responses in the event of emergency that may materially impact business management, including information collection and analysis, implementation of countermeasures, etc., and will function as a controller during FG’s and BK’s crisis responses, including collecting and analyzing signs and indicators of the crisis and reporting to the management without delay. FG and BK intend to actively take in a wide range of knowledge through strengthening relationships with external institutions, accumulate know-how through the collection, research and analysis of past events, etc., and internalize such knowledge and know-how. In addition to increasing the number of personnel, Mizuho will strengthen its crisis management capabilities as a group by establishing and implementing similar designated organizations in TB and SC.

(2)	Implementation of the system to collect signs and indicators of crises (FG and BK)

FG and BK have developed and strengthened systems based on each cause of emergencies. As the change of social conditions further accelerates in recent years, FG and BK have decided to enhance the system applicable to the pre-emergency stage, such as implementing rules concerning the collection and dissemination of signs and indicators of crises, in order to respond appropriately at an early timing and to minimize the impact of the event.

(3)	Establishment of a special sub-committee (FG)

From the perspective of preparing in ordinary times for strengthening the ability to respond to events as a group that may materially impact the management, FG has decided to newly establish, under its “Business Continuity Management Committee”, the “Sub-Committee to Strengthen Responses to Crisis” that exclusively handles themes and topics focused on the strengthening of the crisis management capabilities (scheduled to be established in January 2014).

FG intends to establish a group-wide crisis response system that may appropriately respond to the increasingly drastic changes in social conditions by internalizing information relating to events that occurred at other companies including those other than financial companies and know-how of crisis management from external experts.

END

Contact:

Mizuho Financial Group, Inc.

Corporate Communications Division

Public Relations Department

Tel.81-3-5224-2026